GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

13 December 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED DEC 21 2004 WASH. D.C. 183

New GKN PLC

04054142

Dear Sirs,

GKN plc - Trading Update - 13 December 2004

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DePotter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

Enc

GKN plc - Trading Update 13 December, 2004

Since our Interim Results announcement in August, demand in our major automotive markets has been in line with our cautious expectations whilst aerospace markets have improved, both in terms of second half demand and future order prospects.

Although global raw material prices, in particular for steel, have continued to escalate, overall, Group trading results for the year are expected to be close to recent market estimates, when these are adjusted for the recent sale of AgustaWestland (see Note 1 below).

The sale of AgustaWestland was duly completed on 30th November, 2004 and will result in an exceptional profit of some £650 million after charging £100 million of goodwill previously written off to reserves.

With difficult North American trading conditions and continuing adverse impact from high raw material prices in prospect, the Board wishes to maintain a cautious position on the carrying value of the Group's North American Powder Metallurgy assets. This is likely to lead to an additional, exceptional non-cash impairment of goodwill and certain fixed assets in the order of £150 million in the 2004 accounts.

By 1 December, the start of our "close" period for the 2004 results, the share buy-back programme announced in October had purchased into Treasury 13.3 million shares at a cost of £29 million out of the £100 million target. The Board has also approved a contribution of £100 million to the UK Pension Scheme, which will be made in December 2004.

The Group's Preliminary Results announcement will be on 24 February, 2005 and will be reported under UK GAAP. At a later date, the 2004 Results will also be released under International Accounting Standards. Notes providing details of the main areas expected to be impacted by the new standards are attached for information.

Note 1

The consensus figure of profit before tax, goodwill amortisation and exceptional items is £208 million based on the estimates published in the last three months by the houses listed below. These all include AgustaWestland for a full year and infer a net £4 million reduction to reflect its inclusion for only 11 months.

Arden Partners, Cazenove, Citigroup, CSFB, Deutsche Bank, DKW, Lehman Bros, Merrill Lynch, UBS, Williams de Broe.

International Financial Reporting Standards (IFRS) and other accounting changes

Introduction

IFRS will be used to report the Group's results for the year ending 31 December 2005 and the Interim results to 30 June 2005. A review has been carried out of the impact on accounting policies and results and the main areas of change are set out below. Where figures are quoted they should be regarded as indicative since work to finalise and audit the IFRS amounts is on-going.

IAS 32 and 39 – Financial Instruments

IFRS requires certain financial assets and liabilities and all financial instruments to be recognised at fair value at the balance sheet date with changes in value taken through the profit and loss account. This introduces considerable volatility into the reported profit unless hedge accounting is used. The use of hedge accounting requires a number of detailed criteria to be met and imposes additional overhead and administrative effort and costs.

The Group policy will be to continue to hedge foreign exchange transactions and a percentage of its overseas net assets. As a general rule, however, we will not seek to use hedge accounting for transactional hedges. Instead, we will provide detailed explanations of the consequent charges or credits and indicate the likely economic consequences thereof. It is expected that translational hedges of the Group's overseas assets will be reported using hedge accounting.

Comparative figures for 2004 are not required and it is not possible to predict the impact of the standards on future accounting periods.

IAS 19 – Employee benefits

A final version of this standard is still awaited. An exposure draft was issued in April this year permitting an approach closely resembling FRS 17 to be used and it is intended to account for pensions and other post-retirement costs under this option provided this is included in the final standard.

As shown in note 26 to the 2003 Report and Accounts the application of FRS 17 would have reduced shareholders' funds by £563 million at 31 December 2003.

The application of FRS 17 is expected to result in a reduction of approximately £23 million in the charge to pre-tax profit for pensions and post-retirement liabilities in the 2004 accounts.

IFRS 2 – Share-based payments

IFRS 2 requires all options granted since 7 November 2002 to be valued at the date of grant and amortised through the profit and loss account over a defined period. The Group granted options in both 2003 and 2004. The precise P&L charge for these awards cannot be evaluated until the end of each reporting period but is unlikely to be more than £4 million in both the 2004 and 2005 IFRS accounts.

IAS 38 – Research and Development

IAS 38 requires research costs to be written off as incurred while development expenditure is required to be capitalised. Under current UK GAAP research costs must be written off immediately whereas development costs may either be capitalised or written off as incurred.

Our current policy is to write off all automotive research and development costs as incurred. Under IFRS we will continue to write off research costs immediately while development costs will be capitalised where a new or significantly improved product or process results and other relevant criteria are met.

In our automotive businesses, most development expenditure results in incremental improvements to existing products or processes and significant capitalisation is considered unlikely except in those businesses, such as Torque Systems, which are in a relatively early stage of development. In particular, it is not anticipated that there will be significant capitalisation of development costs previously written off in the opening IFRS balance sheet at 1 January 2004.

In our aerospace businesses, certain development expenditure is currently capitalised as part of non-recurring costs which are held as inventory. Certain of these costs will be reclassified as intangible assets, which will be subject to annual impairment review, but the nature and quantum of costs carried in the balance sheet will not otherwise change.

In summary, although changes in this area will tend to be positive to reported profit in 2005, we do not expect them to be large.

IFRS 3 – Business Combinations

IFRS 3, which was issued in 2004, deals with accounting for businesses acquired and requires intangible assets (such as intellectual property) to be fair valued at the date of acquisition and amortised over an appropriate time period. Any residual goodwill is not amortised but is subject to an annual impairment review. The transitional arrangements contained in IFRS do not require this standard to be applied to acquisitions made prior to 1 January 2004 and the Group intends to take this option.

Under IFRS, therefore, there will not be a charge for goodwill amortisation and comparative figures for 2004 will be amended accordingly. Goodwill amortisation in subsidiaries in the first half of 2004 was £11 million so that the full year charge could be expected to be in the region of £22 million.

Deferred tax

The net effect of the adoption of IFRS on the deferred tax position of the Group at 1 January 2004 is not expected to be significant although its composition between fixed assets and other temporary differences is slightly different. The deferred tax asset recognized for tax losses reduces slightly as a result of IFRS adoption.

Other changes

IFRS will result in a number of other minor changes such as the reclassification of computer software from tangible to intangible assets, the definition of cash and cash equivalents and increased disclosure in certain areas. These are unlikely to have a material effect on reported profits or net assets and will be fully identified when the 2004 results are presented on an IFRS basis at the end of April 2005.

Depreciation

The Group currently uses the reducing balance method for computing the annual depreciation charge. Although this is permitted by IFRS, a review of peer companies has revealed that virtually all use a straight line methodology and, in view of this, the Board has decided to change the basis to straight line. Reducing balance gives a higher charge in the early years of an asset's life and the impact of the change will therefore be a lower cost over the next four or five years than would otherwise be the case. Because this is not specifically driven by IFRS the new methodology will be adopted in the 2004 UK GAAP accounts and its impact will be highlighted in the preliminary results announcement. A modest favourable impact to 2004 and 2005 is expected.

For further information:

GKN Corporate Communications
Tel: +44 (0)20 7463 2354

GKN Investor Relations
Tel: +44 (0)20 7463 2382